SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE 13D
(Rule 13d-101)

Amendment No. 3

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

American Financial Group, Inc.
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(Name of Issuer)

Common Stock, No Par Value
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(Title of Class of Securities)

025932 10 4
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(CUSIP Number)

Karl J. Grafe, Esq.
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2538
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

See Item 5
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [    ]

Page 1 of 7 Pages

CUSIP NO. 025932 10 4	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

Carl H. Lindner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

14,058,157

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER

14,058,157

10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

14,058,157

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.4%

14	TYPE OF REPORTING PERSON*

IN

Item 1.     Security and Issuer.

     This Schedule 13D is filed on behalf of Carl H. Lindner relative to the no par value Common Stock ("Common Stock") issued by American Financial Group, Inc. (referred to herein as "American Financial").

     The principal executive offices of American Financial are located at One East Fourth Street, Cincinnati, Ohio 45202.

Item 2.     Identity and Background.

(a) Carl H. Lindner

(b) One East Fourth Street, Cincinnati, Ohio 45202

(c) Individual Investor

(d) None

(e) None

(f) United States Citizen

Item 3.     Source and Amount of Funds or Other Consideration.

Between September 21, 2007 and September 28, 2007, the Reporting Person acquired a total of 359,900 shares of common stock in open market purchases. The aggregate purchase price was $10,397,511. In addition, on October 25, 2007 he purchased 50,974 shares through the Issuer's dividend reinvestment plan for an aggregate purchase price of $1,390,570. All shares purchased were acquired using funds available for investment. Please see Item 5.

Item 4.     Purpose of Transaction.

      The Reporting Person considers his beneficial ownership of American Financial equity securities as an investment which he continues to evaluate. Although he has no present plans to do so, from time to time the Reporting Person may acquire additional American Financial equity securities or dispose of some or all of the American Financial equity securities which he beneficially owns.

     Except as set forth in this Item 4, the Reporting Person presently has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

     As of November 26, 2007, the Reporting Person beneficially owned 14,058,157 shares (or approximately 12.4% of the outstanding shares) of American Financial Common Stock, which amount includes 2,533,462 shares held by his spouse, and 2,078,904 shares held in a family trust of which his spouse is trustee, 329,379 shares held in a charitable foundation over which shares he holds voting and dispositive power.

     The Reporting Person does not include as beneficially owned, 2,398,648 shares held in trusts, the grantor of which is his spouse, and the beneficiaries of the trust are Mrs. Lindner and their sons Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner, but for which a third party acts as trustee with voting and dispositive power.

     As of November 26, 2007, and within the prior 60-day period, the Reporting Person had the following transactions. The purchases were made in open market transactions with funds available for investment.

Date	Transaction	Price	# of Shares Purchased

9/12/2007	Gift	n/a	(900)

9/13/2007	Gift	n/a	(7,114)

9/21/2007	Purchase	$28.06	2,500
9/21/2007	Purchase	28.08	1,000
9/21/2007	Purchase	28.16	900
9/21/2007	Purchase	28.18	600
9/21/2007	Purchase	28.19	1,400
9/21/2007	Purchase	28.20	1,800
9/21/2007	Purchase	28.21	4,100
9/21/2007	Purchase	28.22	4,600
9/21/2007	Purchase	28.23	2,000
9/21/2007	Purchase	28.24	5,300
9/21/2007	Purchase	28.25	3,500
9/21/2007	Purchase	28.26	4,800
9/21/2007	Purchase	28.27	5,800
9/21/2007	Purchase	28.28	6,200
9/21/2007	Purchase	28.29	500
9/21/2007	Purchase	28.30	1,100
9/21/2007	Purchase	28.32	3,400
9/21/2007	Purchase	28.33	500

9/24/2007	Purchase	$28.06	1,300
9/24/2007	Purchase	28.07	600
9/24/2007	Purchase	28.08	500
9/24/2007	Purchase	28.09	3,800
9/24/2007	Purchase	28.10	400
9/24/2007	Purchase	28.11	21,300
9/24/2007	Purchase	28.12	500
9/24/2007	Purchase	28.13	1,100
9/24/2007	Purchase	28.14	11,100
9/24/2007	Purchase	28.15	100
9/24/2007	Purchase	28.16	9,300

9/25/2007	Purchase	$27.77	200
9/25/2007	Purchase	27.78	4,200
9/25/2007	Purchase	27.79	800
9/25/2007	Purchase	27.81	3,000
9/25/2007	Purchase	27.85	10,800
9/25/2007	Purchase	27.87	8,300
9/25/2007	Purchase	27.88	7,300
9/25/2007	Purchase	27.89	5,400

Date	Transaction	Price	# of Shares Purchased

9/25/2007	Purchase	27.90	10,000

9/28/2007	Purchase	$28.45	1,200
9/28/2007	Purchase	28.46	1,600
9/28/2007	Purchase	28.47	1,500
9/28/2007	Purchase	28.50	6,100
9/28/2007	Purchase	28.51	49,500
9/28/2007	Purchase	28.57	74
9/28/2007	Purchase	28.58	9,142
9/28/2007	Purchase	28.60	42,258
9/28/2007	Purchase	28.61	600
9/28/2007	Purchase	28.62	2,000
9/28/2007	Purchase	28.63	400
9/28/2007	Purchase	28.64	7,100
9/28/2007	Purchase	28.67	100
9/28/2007	Purchase	28.68	1,200
9/28/2007	Purchase	28.69	700
9/28/2007	Purchase	28.70	53,500
9/28/2007	Purchase	28.71	500
9/28/2007	Purchase	28.72	1,500
9/28/2007	Purchase	28.74	2,500
9/28/2007	Purchase	28.75	700
9/28/2007	Purchase	28.76	400
9/28/2007	Purchase	28.77	400
9/28/2007	Purchase	28.78	26,926

10/25/2007	Purchase/Drip Plan	27.28	50,974

10/30/2007	Gift	n/a	(36,633)

11/2/2007	Gift	n/a	(15,411)

11/8/2007	Gift	n/a	(6,560)

11/14/2007	Gift	n/a	(22,029)

Also, on October 4, 2007, the spouse of the Reporting Person received a distribution of 216,019 shares of American Financial common stock from a Trust where a third party acts as Trustee.

     To the best knowledge and belief of the undersigned, other than as described herein, no transactions involving American Financial equity securities had been engaged in by the Reporting Person.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None

Item 7.   Material to be filed as Exhibits.

  Power of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:    November 28, 2007

Karl J. Grafe
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Karl J. Grafe, As Attorney-in-Fact for:
Carl H. Lindner

POWER OF ATTORNEY

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     I, Carl H. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Sections 13(d), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November 1997.

/s/ Carl H. Lindner
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Carl H. Lindner